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DESCRIPTION OF ISSUANCE,

TRANSFER AND REDEMPTION PROCEDURES

FOR

FARMERS ESSENTIALLIFE VARIABLE UNIVERSAL LIFE POLICIES

ISSUED BY

FARMERS NEW WORLD LIFE INSURANCE COMPANY

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by Farmers New World Life Insurance Company (the “Company” or “Farmers”) in connection with the issuance of its individual variable universal life insurance policy (“Policy” or “Policies”) and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policy (“Owners”) of their interests in those Policies. Terms used herein have the same definition as in the prospectus for the Policy that is included in the current registration statement on Form N-6 for the Policy (File No. 333-149540) as filed with the Securities and Exchange Commission (“Commission” or “SEC”).

I.

PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF THE POLICIES

AND ACCEPTANCE OF PREMIUMS

A.	OFFER OF THE POLICIES, APPLICATION, INITIAL PREMIUM, AND ISSUANCE

Offer of the Policies. The Policies are offered and issued pursuant to underwriting standards in accordance with state insurance laws. The initial premium for the Policies is not the same for all Owners with the same principal sum. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays an initial premium commensurate with the Insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and premium class of the Insured. Uniform premiums for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform premium for all Insureds, there is a uniform premium for all Insureds of the same premium class, age, and gender and same principal sum.

Application. Persons wishing to purchase a Policy must complete an application and submit it to the Company through any licensed Farmers life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter for the Policy. The application must specify the name of the Insured(s) and provide certain required information about the Insured(s). The application generally must be accompanied by an initial premium, designate premium allocation percentages and principal sum, and name the Beneficiary. The minimum initial premium depends on a number of factors including the age, sex, and premium class of the proposed Insured and the principal sum. The Company determines the minimum principal sum for a Policy based on the

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Attained Age of the Insured when the Policy is issued. The minimum principal sum for the preferred and premier premium classes is $150,000, $75,000 for standard and substandard Policies for Issue Ages 21-50, and $50,000 for all others. The maximum Issue Age for Insureds is age 80.

Receipt of Application and Underwriting. Upon receipt of the initial premium and a completed application in good order from an applicant, the Company will follow its established insurance underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made.

The underwriting process determines the premium class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in several premium classes, based on the Company’s underwriting, including premier, preferred, standard, nicotine, and juvenile. This original premium class applies to the initial principal sum.

The Company reserves the right to reject an application for any reason not prohibited by law. If an application is declined or cancelled for any reason, the full amount paid with the application will be refunded without interest.

During the underwriting process, the Company places premiums received into a non-interest bearing suspense account for up to 90 days. If after 90 days the Policy is not issued, the Company will generally refund premiums. Under special circumstances the Company may hold the premium in the suspense account for a maximum of 120 days. After 45 days, Farmers will make notations to its file explaining the reason for the delay.

Issuance of Policy. When the underwriting process has been completed, if the original application as applied for has been approved, and an initial premium of sufficient amount has been received, the Policy is issued. This is the Issue Date.

The Issue Date is the date when the underwriting process is complete, full life insurance coverage goes into effect, the Company issues the Policy, and the Company begins to deduct the monthly insurance charges. The Issue Date is shown on the specifications page of the Policy. It is also the date when the Company will allocate the initial premium to the Fixed Account. The Company measures Policy months, years, and anniversaries from the Issue Date.

If the Policy is approved other than as applied for, the Issue Date and the date on which full insurance coverage takes effect will be the later of 1) the date on which the underwriting process has been completed, initial premium of sufficient amount has been received, and the Owner has accepted the Policy, or 2) the Issue Date determined by the Company as printed on the Policy.. The Issue Date will be printed in the Policy and may be several days later than when the Policy is delivered to the Owner. Full insurance coverage will not begin before the Issue Date printed in the Policy.

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Initial Premium and Temporary Insurance Coverage. An applicant must generally pay an initial premium with the application. If the Insured meets the Company’s eligibility requirements for temporary insurance coverage, then the Company will provide him or her with temporary insurance coverage. Temporary insurance coverage is up to $500,000. Temporary insurance coverage continues until the application is approved, declined or cancelled, or other conditions specified in the prospectus are met.

Backdating. The Company may sometimes backdate a Policy, if the Owner requests, by assigning an Issue Date earlier than the record date so that the Owner can obtain lower cost of insurance rates, based on a younger insurance age. The Company will not backdate a Policy earlier than the date the application is signed. For a backdated Policy, monthly deductions, including cost of insurance chargers and underwriting and sales charges, will begin on the backdated Issue Date. The Owner will therefore incur charges for the period between the Issue Date and the record date as though full insurance coverage is in effect during this period, even though full coverage does not in fact begin until the record date (or a few days prior to the record date in some cases).

B.	ADDITIONAL PREMIUMS

1.	Additional Premiums Permitted. Additional premiums may be paid in any amount, and at any time, subject to the following limits:

•	A premium must be at least $25.

•	Total premiums paid in a Policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code.

•	A premium cannot increase the death benefit by more than the amount of the premium.

•	Additional premiums may not be paid after the Insured reaches Attained Age 100.

An Owner may pay premiums by any method the Company deems acceptable. The Company will treat any payment made as a premium payment unless it is clearly marked as a loan repayment.

2.	Electronic Payments or Billing. An Owner may authorize electronic payment of premiums from his or her bank account, or may ask to be billed for payments. In such circumstances, the total amount of premiums being debited or billed must be at least $300 per year. An Owner may make electronic payments or may be billed on an annual, semi-annual, quarterly, or monthly basis.

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3.	Planned Premiums. An Owner may determine a planned premium schedule that allows him or her to pay level premiums at fixed intervals over a specified period of time. An Owner is not required to pay premiums according to this schedule. The Owner may change the planned premium frequency, amount and time period over which the Owner makes planned premiums by providing a written notice. Any such change must comply with the premium limits for additional premiums discussed above. The Company has the right to limit the amount of any increase in planned premiums. A Policy may Lapse if the investment experience of the Subaccounts is poor, even if planned premium payments are made on schedule.

4.	Tax Code Processing. If the Company receives any premium payment that it anticipates will cause a Policy to become a modified endowment contract (“MEC”) or will cause a Policy to lose its status as life insurance under Section 7702 of the Tax Code, the Company will not accept the excess portion of that premium and will immediately notify the Owner and give an explanation of the issue. The Company will refund the excess premium no later than 2 weeks after receipt of the premium at the Service Center (the “refund date”), except in the following circumstances:

•	the tax issue resolves itself prior to the refund date; or

•	the tax issue relates to a MEC and the Company receives a signed acknowledgment from the Owner prior to the refund date instructing us to process the premium notwithstanding the tax issue involved.

In the above cases, the Company will treat the excess premium as having been received on the date the tax problem resolves itself or the date the Company receives the signed acknowledgment at the Service Center. The Company will then process the excess premium accordingly. If the Company refunds an excess premium that would have caused a Policy to lose its status as life insurance, additional premium payments may not be made until they are allowed by the maximum premium limitations.

C.	CREDITING PREMIUMS

Initial Premium. The initial premium will be credited to the Policy on the Issue Date. On the Issue Date, the Company will allocate the initial premium minus the monthly deduction(s) on the Issue Date to the Fixed Account.

The Company will also allocate any premiums it receives from the Issue Date to the reallocation date (the record date, plus the number of days in an Owner’s state’s right to examine period, plus 10 days) to the Fixed Account. While held in the Fixed Account, the premiums(s) will earn interest at the current rates for the Fixed Account. The premium(s) will remain in the Fixed Account for the number of days in the applicable state’s free look period plus 10 days.

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On the reallocation date, the Company will reallocate all premium(s) (at the unit value next determined) from the Fixed Account to the Subaccounts and Fixed Account options the Owner selected on the application, in accordance with the allocation percentages provided in the application.

On any day that the Company credits premiums or transfers cash value to a Subaccount, the Company will convert the dollar amount of the premium (or transfer) into subaccount units at the unit value for that Subaccount, determined at the end of that Business Day. The Company will credit amounts to the Subaccounts only on a Business Day, that is, on a date the New York Stock Exchange is open for regular trading (except when a Subaccount’s corresponding Portfolio does not value its shares).

D.	PREMIUMS DURING A GRACE PERIOD AND PREMIUMS UPON REINSTATEMENT

The grace period for this Policy is 61 days. The Policy will Lapse if sufficient premium is not received before the end of the grace period. The following flow chart shows the process used to determine if the Policy will enter the 61-day grace period:

** These two conditions make up the Grace Exemption Test. If the answer to both questions is “Yes,” then the Grace Exemption Test is passed.

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If the Policy enters into a grace period, we will mail a notice to the Policy Owner’s last known address and to any assignee of record. We will mail the notice at least 61 days before the end of the grace period. The notice will specify the minimum payment that the Policy Owner must pay to prevent the Policy from lapsing and the final date by which we must receive the payment at the Service Center in order to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate.

Reinstatement. The Company will consider reinstating a lapsed Policy within three years, unless otherwise required by state law, after the Policy enters a grace period that ends with a Lapse (and prior to the maturity date). If the Policy has lapsed, the following steps must be taken to reinstate the Policy:

•	complete a reinstatement application; and

•	meet both Condition One and Condition Two below.

Condition One: Sufficient premium payments must be paid so that the Policy has a positive Cash Surrender Value after deducting all monthly deductions due from the first day of the grace period to the effective date of the reinstatement of the Policy, plus pay for the monthly deductions on the three due dates following reinstatement; and

Condition Two: Sufficient premium payments must be paid so that the Grace Exemption Test (described in the diagram above) is passed as of the effective date of the reinstatement of the Policy, plus pay an additional three minimum premium payments.

Evidence of insurability must be provided to demonstrate:

•	that there has been no material change in the health of the Insured since the Issue Date; and

•	that there has been no material change in the health of any natural persons covered under any riders attached to this Policy since that rider’s Issue Date.

The Company may decline a request for reinstatement and will not reinstate any indebtedness unless required by state law. The Company will also not reinstate a Policy that has been surrendered for the Surrender Value.

The Company will not consider a request for reinstatement unless the Owner has paid sufficient premiums and provided the requested evidence of insurability, as explained above. Until the Company has received all required premiums and evidence of insurability, the premiums will be held in the Company’s Reinstatement Suspense Account. If the reinstatement premiums have been in the Company’s Reinstatement Suspense Account for more than 60 days, the Company will send a notice to the Owner’s address of record as a

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reminder that the Policy will remain lapsed until the required items have been sent and the Company approves the application. After the reinstatement premiums have been held in the Company’s Reinstatement Suspense Account for 90 days, the Company will return the reinstatement premiums to the Owner and the Owner will be required to re-apply for reinstatement of the Policy.

Once reinstated, the Surrender Charges will still apply and will be calculated based on the original Issue Date of the Policy and the dates of any increases in the principal sum. The reinstatement date for the Policy will be the monthly due date on or following the date the Company approves the application for reinstatement. In most states, the Company will apply the suicide and incontestability provisions from the reinstatement date except that the suicide provision will not apply after age 100.

E.	ALLOCATIONS OF INITIAL PREMIUM AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT OPTIONS

The Variable Account. An Owner may allocate premiums to one or more of the Subaccounts of Farmers Variable Life Separate Account A (the “Variable Account”). The Variable Account currently consists of 41 Subaccounts. Additional Subaccounts may be added from time to time to invest in other Portfolios of the Funds or any other investment company.

When an Owner allocates an amount to a Subaccount (either by premium allocation, transfer of Contract Value or repayment of a Policy loan), the Policy is credited with Accumulation Units in that Subaccount. The number of Accumulation Units is determined by dividing the dollar amount allocated, transferred or repaid to the Subaccount by the Subaccount’s accumulation unit value at the end of the valuation period when the allocation, transfer or repayment is affected. A Subaccount’s accumulation unit value is determined for each Business Day by multiplying the accumulation unit value for a Subaccount for the prior Business Day by the net investment factor for the Subaccount for the current Business Day. The accumulation unit value for each Subaccount was arbitrarily set at an initial value at the time the Subaccount commenced operations. The net investment factor is an index used to measure the investment performance of a Subaccount from one valuation period to the next and to deduct certain charges.

The Fixed Account Options. Owners also may allocate premiums to the fixed account option, which guarantees principal accumulating at a specified rate of interest that will be reduced by deductions for fees or expenses. Money allocated or transferred to the fixed account option will earn interest at least at a guaranteed minimum rate of 2.5%. The Company may use rates that are higher than the guaranteed minimum rate.

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Allocations Among the Variable Account and the Fixed Account Options. Premiums are allocated to the Subaccounts and the fixed account options in accordance with the following procedures:

•	General. In the application for the Policy, the Owner will specify the percentage of premium to be allocated to each Subaccount of the Variable Account and/or the Fixed Account. The percentage of each premium that may be allocated to any Subaccount or the Fixed Account must be a whole number, and the sum of the allocation percentages must be 100%. An Owner must allocate at least 1% of each premium in any Subaccount or the Fixed Account selected.

•	Allocation percentages may be changed at any time by the Owner submitting a written notice (or any other notice the Company deems satisfactory) to the Company’s office.

Allocation to the Fixed Account. On the Issue Date, the Company will allocate the initial premium received to the Fixed Account until the reallocation date. If the Owner makes their first premium payment upon delivery of the Policy, the Company will allocate the premium payment to the Fixed Account on the date it is received at the Service Center. While held in the Fixed Account, the premium will earn interest at the current rates for the Fixed Account. The premium will remain in the Fixed Account for the number of days in the applicable state’s free look period, plus 10 days. This is the “reallocation date.” On the reallocation date, the Contract Value will be reallocated to the Subaccounts and fixed account options selected by the Owner on the application.

Allocation After the Reallocation Date. Additional premiums received after the reallocation date will be credited to the Policy and allocated to the Subaccounts or the Fixed Account in accordance with the allocation percentages in effect on the Business Day that the premium is received at the Service Center. Allocation percentages can be changed at any time.

F.	LOAN REPAYMENTS AND INTEREST PAYMENTS

Repaying the Loan Amount. The Owner may repay all or part of the loan amount at any time. The loan amount is equal to the sum of all outstanding Policy loans including both principal and any accrued interest. Loan repayments must be sent to the Company’s Service Center and will be credited as of the date received. Loan repayments must be at least $25. Loan repayments must be clearly marked as “loan repayment”, or they will be applied as premiums. If the death benefit becomes payable while a Policy loan is outstanding, the loan amount will be deducted in calculating the death benefit.

Allocation for repayment of Policy Loans. On the date the Company receives a repayment of all or part of a loan, the Company will compare the amount of the outstanding loan to the amount in the loan account after the repayment is applied to reduce the loan. Any excess of the loan account over the Outstanding Loan Amount will be transferred from the loan account and allocated to the Subaccounts and the Fixed Account in the same manner as current premiums are allocated, or as directed by the Owner.

Interest on Loan Account. The amount in the loan account will be credited with interest at a guaranteed minimum rate of 2.5%, compounded annually.

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II.

TRANSFERS

A.	TRANSFERS AMONG THE SUBACCOUNTS AND THE FIXED ACCOUNT

The Owner may transfer cash value between and among the Subaccounts of the separate account and, subject to certain special rules, to and from the Fixed Account.

In any Policy year, the Owner may make an unlimited number of transfers (subject to Farmers’ disruptive trading and market timing policies and procedures); however, the Company imposes an excess transfer charge of $25 for each transfer in excess of 12 during any Policy year. For purposes of the transfer charge, each written or telephone request is considered to be a single transfer regardless of the number of Subaccounts affected by the transfer. Any unused “free” transfers do not carry over to the next year.

The minimum amount that may be transferred from each Subaccount is the lesser of $250 or the total value in the Subaccount on that date. A transfer request that would reduce the amount in a Subaccount below $250 will be treated as a transfer request for the entire amount in that Subaccount.

Only one transfer from the Fixed Account may be made in a Policy year. The maximum transfer amount from the Fixed Account to the Subaccounts in any Policy year is the greater of 25% of the value in the Fixed Account, or the entire value in the Fixed Account, if the balance in the Fixed Account would be less than $250 after transfer of 25%.

The Policy, as applied for and issued, will automatically receive telephone transfer privileges unless the Owner provides other instructions. The Company reserves the right to modify, restrict, suspend, or eliminate the transfer privileges (including telephone transfer privileges) at any time and for any reason. The Company may defer any transfer from the Fixed Account for up to six months, or the period allowed by law, if less.

The Owner may participate in a dollar cost averaging (“DCA”) program, whereby the Owner can systematically transfer for a specified duration (on a monthly basis) a set dollar amount from the Fixed Account to one or more of the 41 Subaccounts. The Owner can specify a maximum of 8 Subaccounts to accept the transfers. DCA transfers must be at least $100.

B.	TRANSFER ERRORS

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts transferred among the Subaccounts and the Fixed Account, except for de minimus amounts. The Company will correct non-de minimus errors it makes and will assume any risk associated with the error. Owners will not be penalized in any way for errors made by the Company. The Company will retain any gain resulting from the error.

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III.

“REDEMPTION” PROCEDURES

A.	“FREE-LOOK” RIGHTS

The Policy provides for an initial free-look right during which an Owner may cancel the Policy by returning it to the Company before the end of 10 days after the Policy is delivered. The free-look period may be longer in some states. Upon returning the Policy to the Company, the Policy will be deemed void from the beginning. Within seven calendar days after the Company’s office received the cancellation request and Policy, the Company will pay a refund. The refund will be equal to the greater of:

•	Contract Value at the end of the valuation date on which the Company receives the returned Policy at its Home Office; or

•	the sum of all premiums paid for the Policy.

B.	SURRENDERS

Requests for Surrender Value. The Owner may surrender the Policy at any time for its Surrender Value. The Insured must be alive, and the Policy must be in force at the time the written request is made. The Surrender Value on any Business Day equals the Contract Value, minus any applicable Surrender Charge, minus any applicable loan amount, and minus any interest owed on the Policy Loans.

The Company will determine the Surrender Value at the end of the Business Day the Company’s Service Center receives all required documents, including a satisfactory written request signed by the Owner. The Company will cancel the Policy as of the date the written request is received at the Company’s Service Center. The Company will ordinarily pay the Surrender Value in a lump sum within seven days following receipt of the written request and all other required documents. An Owner may request other arrangements for payment. The Company has the right to defer payment for up to six months or the period allowed by law, whichever is less. The Policy cannot be reinstated after it is surrendered.

Surrender of Policy – Surrender Charge. If the Policy is surrendered during the first nine Policy years or within nine years after any increase in principal sum, the Company will deduct a Surrender Charge from Contract Value and pay the remaining Contract Value (less any Outstanding Loan Amounts and interest owed) to the Owner. The Surrender Charge is equal to the Policy’s Face Amount times the applicable Surrender Charge from the tables provided in the prospectus.

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C.	PARTIAL SURRENDERS

When Partial Surrenders are Permitted. After the first Policy year, the Owner may submit a written request to withdraw part of the Cash Surrender Value, subject to the following conditions:

•	The Owner may make only one partial surrender each calendar quarter.

•	The Owner must request at least $500.

•	The Owner may not request more than 75% of the Cash Surrender Value.

•	For each partial surrender, we deduct a processing fee equal to the lesser of $25 or 2% of the partial surrender from the Subaccounts and the Fixed Account on a pro-rata basis, or on a different basis if the Owner so requests.

•	The Subaccounts and Fixed Account will be reduced by the amount of the partial surrender on a pro-rata basis, or on a different basis if the Owner so requests.

•	If the Policy has a level death benefit (Option B), the Face Amount will be reduced by the amount of the partial surrender (but not by the processing fee).

The Company may delay making a payment if: (1) the disposal or valuation of the separate account’s assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect the Owners. The Company also may defer making payments attributable to a check that has not cleared.

Effect of Partial Surrender on Death Benefit. If the variable death benefit (Option A) has been selected, a partial surrender will not affect the Face Amount. If, however, the level death benefit (Option B) has been selected, a partial surrender will reduce the Face Amount by the amount of the partial surrender (not including the processing fee). A partial surrender will not be allowed if it reduces the Face Amount below the minimum allowed Face Amount of the Policy.

D.	LAPSES

If a sufficient premium has not been received by the 61st day after a grace period notice is sent, the Policy will Lapse without value and no amount will be payable to the Owner.

E.	MONTHLY DEDUCTION

On the Issue Date and on each monthly due date, redemptions in the form of deductions will be made from Contract Value for the monthly deduction, which is a charge compensating the Company for the services and benefits provided, costs and expenses incurred, and risks assumed by the Company in connection with the Policy. The monthly deduction consists of five components: (a) the cost of insurance charge; (b) a monthly administration charge; (c) the monthly underwriting and sales charge; (d) any charges for additional benefits added by riders to the Policy; and (e) the extra monthly charge for policies in a special premium class, if any.

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The Monthly Deduction. A monthly deduction will be deducted from each Subaccount and the Fixed Account on the Issue Date and on each monthly due date. The Company will take the monthly deduction on a pro-rata basis from all accounts (i.e., in the same proportion that the value in each Subaccount and the Fixed Account bears to the sum of the value in the Fixed Account and all Subaccounts on the monthly due date).

The monthly deduction is equal to:

•	The monthly administration charge; PLUS

•	The cost of insurance charge for the Policy; PLUS

•	The monthly underwriting and sales expense charge, if any; PLUS

•	The risk charges of any attached riders.

Cost of Insurance Charge. The Company deducts a cost of insurance charge. The cost of insurance charges are calculated monthly, and depend on a number of variables, including the Face Amount, death benefit option, Contract Value, the Insured’s Issue Age, gender and premium class of the Insured, and the number of years since the Issue Date (duration). The charge varies from Policy to Policy and from monthly due date to monthly due date. The cost of insurance charge is equal to the cost of insurance rate at the Insured’s Issue Age and duration, times the number of thousands of Risk Insurance Amount. The cost of insurance charge may also include an Extra Monthly Charge for Policies in a Special Premium Class. The Company may deduct a flat extra monthly charge or a multiple of the standard cost of insurance rate times the risk insurance amount if the Insured is in a special premium class. This charge compensates us for the additional costs associated with the special premium class.

The Risk Insurance Amount is the adjusted death benefit minus the adjusted Contract Value on the monthaversary. The adjusted death benefit and the adjusted Contract Value are what the death benefit and the Contract Value would be on that date if the cost of insurance charge for the Policy was zero.

The Risk Insurance Amount may increase, or decrease, each month depending on investment experience of the Portfolios in which the Policy is invested, the payment of additional premiums, the fees and charges deducted under the Policy, the death benefit option chosen, Policy riders, any Policy transactions (such as loans, partial surrenders, changes in death benefit option) and death benefit percentage formula. Therefore, the cost of insurance charges can increase or decrease over time.

The cost of insurance rates are higher for Policies having a Face Amount less than $150,000. If the Face Amount is reduced below $150,000 at any time, then the higher rates will apply in most cases.

Monthly Administration Charge. The monthly Administration charge is currently equal to $12, and is guaranteed never to be higher than $12.

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Monthly Underwriting and Sales Expense Charge.

The Company deducts this charge each month during the first 5 Policy years after the Issue Date to compensate us for a portion of the expenses of selling, underwriting and issuing the Policy. This charge is imposed for an additional 5 Policy years each time the Policy Owner chooses to increase the Face Amount after the Issue Date. The rate for this charge depends upon the Insured’s age at issue or at the time of any increase in Face Amount. The charge is calculated by multiplying the rate for this charge by the amount of Face Amount issued or by the amount by which the Face Amount is increased above the Face Amount immediately prior to the current increase. The underwriting and sales expense charge is not imposed on any increases in Face Amount that are due to a change in death benefit option. The monthly underwriting and sales expense charge will not be reduced as a result of a reduction in the Face Amount.

F.	DEATH BENEFITS

Payment of Death Benefit Proceeds. As long as the Policy remains in force, the Company will pay the death benefit proceeds to the Beneficiary or contingent beneficiary upon receipt at the Company’s office of due proof of the Insured’s death. If there is no Beneficiary or contingent beneficiary living, the Company will pay the death benefit proceeds to the Owner or to the Owner’s estate. The Company will pay the death benefit proceeds under a payment option or into an interest-bearing draft account opened in the Beneficiary’s name. The Beneficiary can withdraw all or a portion of the proceeds at any time. The Company fully guarantees all amounts held in the draft account.

The Death Benefit Proceeds. The death benefit proceeds will equal:

•	The death benefit in effect as of the date of the Insured’s death; MINUS

•	Any Monthly deductions due and unpaid at the date of the Insured’s death; MINUS

•	Any Outstanding Loan Amount owed on the Policy Loan(s); MINUS

•	Any interest owed on the Policy loan(s); PLUS

•	Any additional benefits payable under the terms of any riders attached to the Policy.

If all or part of the death benefit proceeds are paid in one sum, the Company will pay interest on this sum as required by applicable state law from the date we receive due proof of the Insured’s death to the date the Company makes payment.

The Death Benefit. Through Attained Age 99, the Owner may choose between two death benefit options on his or her application. For Attained Ages after age 99, the death benefit equals the Contract Value. After the first Policy year, the Owner may change the death benefit option subject to underwriting approval.

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•	Option A. Option A is a variable death benefit. It is equal to the greater of:

•	The Policy’s Face Amount, plus the Contract Value on the date of the Insured’s death; or

•	The death benefit required by the Tax Code (Contract Value on the date of death multiplied by the applicable death benefit percentage).

•	Option B. Option B is a level death benefit. It is equal to the greater of:

•	The Policy’s Face Amount on the date of the Insured’s death; or

•	The death benefit required by the Tax Code (Contract Value on the date of death multiplied by the applicable death benefit percentage).

For Attained Ages 100 through 120, the death benefit equals the Contract Value.

G.	POLICY LOANS

Policy Loans. The Owner may obtain a Policy loan from the Company at any time by submitting a written request to the Service Center. A loan may be taken against the Policy for amounts up to Cash Surrender Value minus loan interest the Owner would have to pay by the next Policy anniversary, and minus three monthly deductions, or the number of monthly deductions due prior to the next Policy anniversary, if fewer. Policy loans will be processed as of the Business Day the request is received and loan proceeds generally will be sent to the Owner within seven days thereafter. However, the Company has the right to defer payment of the loan proceeds from the Fixed Account for up to 6 months, or the period allowed by law, if less. The loan amount requested must be at least $250, unless otherwise required by state law.

Collateral for Policy Loans. When a Policy loan is made, an amount equal to the loan proceeds is transferred from the Contract Value in the Subaccounts or Fixed Account to the loan account. The loan account is part of the Company’s General Account. This withdrawal is made based on the Owner’s premium allocation instructions in the loan application. If allocation instructions are not specified in the Owner’s loan application, the loan will be withdrawn from the Subaccounts and the Fixed Account on a pro rata basis.

Interest on Policy Loans. We charge you interest on any loan. The current loan interest rate for Policy years 1 through 15 is 4.5% per year, compounded annually. The current loan interest rate for Policy years 16 and beyond is 2.5% per year, compounded annually. These rates may change at the Company’s discretion, but the loan interest rate is guaranteed never to exceed 6.5% per year, compounded annually. Interest accrues daily and is due and payable at the end of each Policy year, or on the date of any loan increase or repayment, if earlier. Unpaid interest becomes part of the Outstanding Loan Amount and accrues interest daily.

Effect on Death Benefit. If the death benefit becomes payable while a Policy loan is outstanding, the Outstanding Loan Amount, including the interest on the Policy loan, will be deducted from the death benefit.

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H.	LUMP SUM PAYMENTS BY THE COMPANY

Lump sum payments of partial surrenders, Surrenders or death benefits from the Subaccounts will be ordinarily made within seven days of the Business Day on which the Company receives the request and all required documentation at the Company’s office. The Company may postpone the processing of any such transactions for any of the following reasons:

•	If the disposal or valuation of the separate account’s assets is not reasonably practicable because the New York Stock Exchange (“NYSE”) is closed for trading other than for customary holiday or the weekend closings, or trading on the NYSE is otherwise restricted, as determined by the Securities and Exchange Commission (“SEC”).

•	When the SEC by order permits a delay for the protection of Owners.

•	The SEC determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account’s net assets not reasonably practicable.

•	If the payment is attributable to a check that has not cleared.

For any Surrender, partial surrender, loan, or transfer from the Fixed Account, the Company may defer payment for up to 6 months, or the period allowed by law, if less.

I.	REDEMPTION ERRORS

In accordance with industry practice, the Company will establish procedures to address and to correct errors in amounts redeemed from the Subaccounts and the Fixed Account, except for de minimus amounts.

J.	MISSTATEMENT OF AGE OR SEX

If the Insured’s age or gender has been misstated in the application or any other supplemental application, then the death benefit under the Policy will be adjusted based on what would have been payable at the correct age and gender based on the most recent cost of insurance deduction.

K.	INCONTESTABILITY

The Policy limits the Company’s right to contest the Policy as issued or as increased, except for reasons of material misstatements contained in the application, after it has been in force during the Insured’s lifetime for a minimum period, generally for two years from the Issue Date or effective date of a reinstatement.

L.	LIMITED DEATH BENEFIT

The Policy limits the death benefit if the Insured dies by suicide generally within two years after the Issue Date (or reinstatement date, if not prohibited by state law). If the Insured commits

EXHIBIT (q)(4)

suicide before age 100, while sane or insane, within two years of the Issue Date or the date of reinstatement, the Policy will terminate and the Company’s liability is limited to an amount equal to the premiums paid, LESS any loans and any interest on the loans, and LESS any partial surrender amounts (not including processing fees) previously paid. A new two-year period will apply from the effective date of any reinstatement and to each increase in principal sum starting on the effective date of each increase. During this two-year period, the death benefit proceeds paid that are associated with an increase in principal sum will be limited to the monthly cost of insurance charges and monthly sales and underwriting expense charges for the increase.